O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0844477-00001

VIA EDGAR

June 5, 2023

Ms. Irene Barberena-Meissner
Mr. Mitchell Austin
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Surf Air Mobility Inc.
Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form S-1 and Form S-4

Confidentially submitted on April 14, 2023

CIK No. 0001936224

Dear Ms. Barberena-Meissner and Mr. Austin:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 28, 2023 regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 and Form S-4 submitted via EDGAR to the Commission on April 14, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Company’s Registration Statement on Form S-1 and Form S-4 (the “Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 14, 2023

Additional Transactions
Background of the Southern Acquisition, page 82

1.	We note your disclosure that during 2020, Surf Air was in discussions with various aircraft OEMs regarding the electrification of their airframes and had determined to pursue electrification of the Cessna Caravan, and in March 2020, Sudhin Shahani, Surf Air’s Chief Executive Officer, had an introductory phone call with Stan Little, Southern’s Chief Executive Officer, to explore the possibility of working together. Please discuss if Surf Air considered any business combinations or alternatives other than the business combination with Tuscan and/or Southern

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82 and 83 of the Registration Statement to discuss the historical business combinations and alternative acquisitions considered by Surf Air.

2.	We note your disclosure that on April 27, 2020, Surf Air and Southern entered into a nonbinding letter of intent which provided for the acquisition of Southern at a purchase price of $50 million consisting of shares of Surf Air stock as determined by the IPO listing price-per-share, and that on March 17, 2021, Surf Air, SAM, Surf Air Inc., SAC Merger Sub, and Southern entered into the Southern Acquisition Agreement. We also note that the merger consideration was increased several times by amendment to the Southern Acquisition Agreement, with the last amendment on November 11, 2022 amending the merger consideration to a number of SAM Common Stock representing the greater of (a) the number of shares having an aggregate opening price per share equal to $81.25 million on the day of listing and (b) 12.5% of the fully-diluted SAM Common Stock at listing. Please discuss how Surf Air determined the merger consideration to be received by Southern’s stockholders. Also discuss the factors considered and reasons for the increase in consideration from the initial $50 million to a number of SAM Common Stock representing the greater of (a) the number of shares having an aggregate opening price per share equal to $81.25 million on the day of listing and (b) 12.5% of the fully-diluted SAM Common Stock at listing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82 and 83 of the Registration Statement to discuss how Surf Air determined the merger consideration to be received by Southern’s stockholders, and discuss the factors considered and reasons for the increase in consideration.

Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
2022 Operating Environment, page 86

3.	We note your disclosure here that Surf Air has experienced inflationary impacts and rising fuel prices in its operations during 2022 and the extent to which global events and market inflationary impacts will affect its financial condition, liquidity and future results of operations is uncertain. We also note similar disclosure regarding Southern is included on pages 98-99. Please revise to identify the specific types of inflationary pressures experienced as well as principal contributing factors and clarify the resulting impact. As part of your disclosure, identify actions planned or taken, if any, to mitigate inflationary pressures. Please also update your risk factor on page 70 accordingly if recent inflationary pressures have materially impacted operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 71, 86, 90 and 102 of the Registration Statement to identify specific types of inflationary pressures experienced, contributing factors and the resulting impact, as well as efforts taken to mitigate inflationary pressures.

Internal Reorganization, Southern Acquisition and related transactions, page 109

4.	We note your revised disclosure here in response to prior comment 19 that in connection with the Internal Reorganization, the Company intends to enter into amendments with the SAFE holders whereby upon listing and pursuant to the SAFE Settlement, SAFE holders will receive shares of your Common Stock based on a conversion price equal to 65% of the initial listing price. Please also revise your disclosure on page 81 to reflect this conversion price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Registration Statement to reflect that the SAFE holders will receive shares of SAM Common Stock based on a conversion price equal to 65% of the initial listing price.

Principal and Registered Stockholders, page 165

5.	We note your response to prior comment 1. We also note that the Principal and Registered Stockholders table continues to include shares that will not be issued until the direct listing occurs or later in connection with the Tuscan Payment, SAFE Settlement, Advisor Accrual, Initial GEM Issuance, and GEM Advances. As these shares cannot be registered for resale at this time, please remove these shares from the table or explain to us why these shares are still included.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 176 of the Registration Statement to remove the Tuscan Payment, SAFE Settlement, the Advisor Accrual, the Initial GEM Issuance and GEM Advance from the Principal Stockholders table.

General

6.	We note you have converted your Registration Statement on Form S-1 to a combined Registration Statement on Form S-1 and Form S-4 to register your issuance of shares to shareholders of Surf Air and Southern Airways as well as the resale of such shares, as part of the Internal Reorganization and the Southern Acquisition. Please revise to include a separate prospectus for the primary and resale offering of these shares.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the Registration Statement to include separate prospectuses for each of the primary and resale offering of SAM shares.

* * *

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Yolanda Guobadia, Staff Accountant
Robert Babula, Staff Accountant
Sudhin Shahani, Chief Executive Officer, Surf Air Mobility Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Noah Kornblith, Partner, O’Melveny & Myers LLP
Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP

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